11021571

UNITED STA[TES]
SECURITIES AND EXCHA[NGE COMMISSION]
Washington, D.C.

| APPROVAL | |
|---|---|
| ber: | 3235-0123 |
| | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65525 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Rabo Securities USA, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
245 Park Avenue
(No. and Street)

New York (City) — **NY** (State) — 10167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth McGrory — (212) 808 2562
(Area Code - Telephone Number)

## B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) — New York (City) — New York (State) — 10036 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

## OATH OR AFFIRMATION

I, KENNETH McGRORY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RHBD SECURITIES USA INC., as of 12-31-2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Kenneth McGrory
President

Title

Notary Public

JOCELYNE LALLEMAND
Notary Public, State of New York
No. 01LA6165644
Qualified in Rockland County
Certificate Filed in New York County
My Commission Expires May ~~17~~ 14, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2010

## Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

# Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Rabo Securities USA, Inc.

We have audited the accompanying statement of financial condition of Rabo Securities USA, Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rabo Securities USA, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2011

## Rabo Securities USA, Inc.

## Statement of Financial Condition

December 31, 2010
*(In Thousands, Except Share Amounts)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 8,003 |
| U.S. Government Securities | | 60,615 |
| Commercial paper held for own account | | 484,111 |
| Receivables from underwriters, net | | 2,679 |
| Receivables from brokers and dealers and clearing broker | | 221 |
| Receivables from affiliates | | 3,314 |
| Receivables from customers, net | | 4,030 |
| Other assets | | 81 |
| Total assets | $ | 563,054 |
| | | |
| **Liabilities and stockholder's equity** | | |
| Liabilities: | | |
| Borrowings from affiliate | $ | 484,104 |
| Payables to affiliates | | 2,791 |
| Mergers and acquisition fees payable | | 2,500 |
| Accounts payable and accrued expenses | | 182 |
| Income taxes payable | | 5,525 |
| | | 495,102 |
| Stockholder's equity: | | |
| Common stock (1,000 shares authorized, issued and outstanding, $.01 par value) | | – |
| Additional paid-in capital | | 32,000 |
| Retained earnings | | 35,952 |
| Total stockholder's equity | | 67,952 |
| Total liabilities and stockholder's equity | $ | 563,054 |

*See notes to statement of financial condition.*

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2010
*(In Thousands)*

## 1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999. The Company is an institutional brokerage and investment banking firm. The Company is engaged primarily in the business of effecting transactions in foreign equities, fixed-income sales and trading, mergers and acquisitions and underwriting and private placement services. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker-dealer in March 2003. The Company is a wholly owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is a wholly owned subsidiary of Rabobank Nederland.

The Company acts as an agent for non-U.S. equity sales by its affiliate, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Utrecht Branch ("Rabobank Utrecht Branch"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through Rabobank Utrecht Branch and for U.S. securities on a fully disclosed basis through Pershing LLC (the "clearing broker"). The Company participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis and in private placement transactions as initial purchaser, principal or agent for which it earns underwriting revenue or advisory fees. RSI may also engage in sales and trading activities in support of its underwriting and private placement activities.

The Company participates in the private placement of asset-backed commercial paper for Rabobank administered commercial paper programs for which it earns brokerage fees. These transactions are executed with institutional clients and the activity is cleared via Pershing.

The Company also provides Merger and Acquisition ("M&A") transaction advisory services to institutional clients.

*(In Thousands)*

## 2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents are defined as short-term, highly liquid investments with a maturity of three months or less when purchased. Included in cash equivalents is $8,002 of money market funds placed with a financial institution.

U.S. Government Securities are U.S. Treasury Bills with a maturity of 91 days when purchased.

RSI is a dealer in commercial paper and purchases commercial paper from various issuers with the intention of selling the paper on to its client base the same day. If the Company is unable to sell all of its commercial paper commitments to clients, it holds any unsold balances overnight in its trading account.

The Parent of the Company entered into a cooperative arrangement with another entity for which both the parties share certain revenue based on an agreed percentage. With respect to this agreement, there was $3,286 in receivables from affiliates and $2,500 in mergers and acquisition fees payable as of December 31, 2010. In addition, there was $4,030 in receivables from customers relating to other mergers and acquisition advisory fees as of December 31, 2010. The receivable from affiliates is denominated in Euros and translated into dollars at December 31, 2010 at the exchange rate as of that date. The Company has no other foreign currency denominated assets or liabilities.

In January 2010, the Financial Accounting Standards Board issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements).

*(In Thousands)*

## 2. Summary of Significant Accounting Policies (continued)

The guidance is effective for reporting periods beginning after December 15, 2009. The adoption of the new guidance did not have a material impact on its financial statements (Note 9).

## 3. Receivables from Underwriters, Brokers and Dealers and Clearing Broker

Receivables from underwriters represent underwriting fees receivable. The Company conducts underwriting business with brokers and dealers that are members of FINRA and the major securities exchanges. Receivables from brokers and dealers and clearing broker represents brokerage fees receivable from Pershing LLC related to the Company's commercial paper business, net of ticket charges and other transactional fees charged by Pershing. There was no allowance for doubtful accounts at December 31, 2010.

## 4. Concentration of Credit Risk

At December 31, 2010, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with one financial institution, cash equivalents, which are invested in a money market fund and commercial paper issued by a related party. Net of FDIC Insurance, RSI's credit risk at the Bank of New York Mellon Corporation due to cash and cash equivalents is $7,752. Any commercial paper held is issued by one of the Rabobank administered commercial paper programs. Commercial paper held were $484,111 as of December 31, 2010.

RSI maintains a revolving finance facility (the "Facility") with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Grand Cayman Branch ("Rabobank Grand Cayman Branch") of up to $5,000,000. Under the Facility, Rabobank Grand Cayman Branch agrees that, in the event any affiliate debt instruments as defined in the Facility are not redeemed when presented for payment, it shall forgive its related loans to RSI by making an equity contribution to the Company, in an amount equal to the market value of any affiliate debt instruments including any commercial paper held. Borrowings under this facility are classified as borrowings from affiliate in the statement of financial condition. Borrowings from affiliate were $484,104 as of December 31, 2010 (Note 10).

*(In Thousands)*

## 5. Off Balance Sheet Risk and Transactions with Customers

ASC 460, Guarantees, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2010.

## 6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company is included in the combined New York State and New York City income tax return filed by the Parent and certain other subsidiaries of the Parent. The income tax provision has been calculated in these financial statements on a stand-alone basis using separate entity income at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a tax sharing agreement between the Parent and its subsidiaries. The Parent pays taxes on the Company's behalf and, therefore, income taxes payable in the statement of financial condition represents an inter-company payable.

As of December 31, 2010, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740-10.

The Company is currently under audit for various state and local tax jurisdictions for the tax years ended December 31, 2005 through December 31, 2008. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

As of December 31, 2010, the Company did not separately state its deferred tax amounts as there were no significant temporary differences.

*(In Thousands)*

## 7. Benefits

An affiliate provides certain noncontributory medical, dental and life insurance benefits for eligible employees. Eligible employees of the Company also participate in the affiliate's noncontributory defined benefit pension plan under which benefits are based on employee career employment compensation.

An affiliate also has a 401(k) plan in which eligible employees of the Company may participate. The plan includes employee contributions and matching contributions by the affiliate subject to certain limitations.

## 8. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"). FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis and under paragraph (k) (2) (i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

At December 31, 2010, the Company had net capital of approximately $57,467, which was $57,217 in excess of the amount required to be maintained at that date.

## 9. Financial Instruments

In accordance with Accounting Codification Standard "ACS" 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ACS 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the

## 9. Financial Instruments (continued)

valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

*Fair Value Hierarchy*

The three-level hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

*(In Thousands)*

## 9. Financial Instruments (continued)

The following is a summary of the assets and liabilities measured at fair value as of December 31, 2010.

| Description | Quoted Prices In Active Markets For Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and cash equivalents | $ 8,003 | $ – | $ – | $ 8,003 |
| U.S. Government securities | 60,615 | – | – | 60,615 |
| Commercial paper | – | 484,111 | – | 484,111 |
| Total | $ 68,618 | $ 484,111 | $ – | $ 552,729 |

For commercial paper, carrying value approximates fair value due to short-term nature and minimal credit risk. Fair value for the money market investment and the U.S. Treasury Bill are based on quoted prices in active markets. Fair value adjustment of U.S. Treasury Bill flows through income. All commercial paper positions held at December 31, 2010 were highly rated and were redeemed the following business day for the full carrying value. During the year no transfers were made between Level 1 and Level 2.

## 10. Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with the Company's affiliate, Rabobank International, New York Branch ("Rabobank New York Branch"), dated January 1, 2006. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from Rabobank New York. Amounts owed to Rabobank New York Branch relating to the service-level arrangement and other expenses paid on behalf of the Company are $2,791 and are included in payables to affiliates in the statement of financial condition.

*(In Thousands)*

**10. Related Party Transactions (continued)**

In the foreign equities brokerage business, the Company acts as agent between its affiliate, Rabobank Utrecht Branch, and the Company's clients, in foreign equity securities transactions with U.S. major institutional investors. Balances resulting from such transactions are included in receivables from affiliates and were $28 at December 31, 2010.

The Company acts as a placement agent of commercial paper issued by Rabobank administered commercial paper programs. Additionally, the Company held overnight asset-backed commercial paper purchased from affiliates during the year. At December 31, 2010, RSI owned $484,111 of commercial paper issued by one of the Rabobank administered commercial paper programs.

Under the Facility (as defined in Note 4 above) the interest rate charged for borrowings from affiliates is based on a nominal spread over the corresponding asset-backed commercial paper purchased from affiliates. At December 31, 2010, there was an outstanding borrowed balance of $484,104 with such affiliate. Given the short-term nature of the borrowing, fair value approximates carrying value.

The Company has, under a revolving subordinated loan agreement approved by FINRA, the ability to borrow $100,000 from its affiliate, Rabobank Grand Cayman Branch, at an interest rate based on the one-month LIBOR. This agreement terminates March 21, 2012. At December 31, 2010 and during the year then ended, there was no indebtedness under this revolving subordinated loan agreement.

Receivables from affiliates on the statement of financial condition can include amounts receivable from clearing broker, Rabobank Utrecht Branch, which represents securities failed to deliver. There were no failed to receive from customers and no failed to deliver to customers at December 31, 2010. The risk of loss associated with these transactions is dependent upon the customer and the affiliate clearing broker fulfilling their obligations.

**11. Contingencies**

The Company is not involved in and does not foresee any legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. There is no effect on the Company's financial statements.

**12. Subsequent Events**

The Company has evaluated subsequent events through February 28, 2011, the date this statement of financial condition were available to be issued.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

# STATEMENT OF FINANCIAL CONDITION

Rabo Securities USA, Inc.
Year Ended December 31, 2010
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

ERNST & YOUNG